Exhibit 99.1

HAFNIA LIMITED: Information about the proposed redomiciliation to Singapore – Distribution of Practice Statement Letter

Singapore, 22 July 2024

The board of directors of Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) proposes to implement a scheme of arrangement (the “Scheme”) between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981 as amended (the “Bermuda Companies Act”) in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore in accordance with the provisions of Section 132G of the Bermuda Companies Act and Part 10A of the Singapore Companies Act 1967 (the “Redomiciliation”).

There will be a hearing on 5 August 2024 at 11:00 a.m. (Bermuda time) at which the Supreme Court of Bermuda will be asked to give directions as to the convening of a meeting of shareholders of the Company that are eligible to vote on the Scheme (the “Convening Hearing”).

Please see the attached practice statement letter for further information about the proposed Scheme and the Convening Hearing which has been distributed to the shareholders today. Further information about the Scheme and the effects of the Redomiciliation will be made available to the shareholders following the Convening Hearing.

Subject to the Scheme being effective, the proposed Redomiciliation will be carried out by way of a discontinuance and continuance process, whereby the Company is continued into Singapore as the same company. Under Singapore law, the transfer of domicile will be a direct redomiciliation from Bermuda, and the Company will accordingly have the same assets and liabilities as prior to redomiciling. The board of directors and the management of the Company will also remain the same.

The Company’s name, Hafnia Limited, and tickers on the Oslo Stock Exchange and the New York Stock Exchange will remain the same after the Redomiciliation. The Company will have a new company registration number, a new ISIN code, and a new CUSIP number following the Redomiciliation, but it will retain the same LEI code. The Company’s registered office will be the current office address in Singapore, 10 Pasir Panjang Road, #18-01, Mapletree Business City, Singapore 117438.

The effective date of the Redomiciliation is expected to be in Q4 2024.

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For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of over 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.